UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and

Employee Stock Ownership Plan

We have audited the financial statements and supplemental schedule of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 16, 2006

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
	2005	2004
Assets
Investments, at fair value	$ 122,281,017	$105,627,387
Participant loans	2,068,195	1,633,835
	124,349,212	107,261,222
Receivables:
Employer’s contributions	6,289,105	6,814,138
Accrued income	2,711	1,506
Total receivables	6,291,816	6,815,644

Total assets	130,641,028	114,076,866

Liabilities:
Pending trades due to broker	22,156	50,457
Administrative fee and other payables	43,634	48,060
Excess contributions returned in 2006	9,994	—
Total liabilities	75,784	98,517

Net assets available for benefits	$ 130,565,244	$113,978,349

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income:
Interest	$89,719
Dividend	2,230,492
Net appreciation in fair value of investment	5,427,837
Total investment income	7,748,048

Contributions:
Participant	6,900,121
Employer	10,450,981
Rollovers	732,904
Total contributions	18,084,006

Deductions from net assets attributed to:
Benefits paid to participants	(9,050,847)
Administrative fees and other	(194,312)
Total deductions	(9,245,159)

Net increase	16,586,895

Net assets available for benefits:
Beginning of year	113,978,349
End of year	$130,565,244

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”) set forth in this document, as from time to time amended. Prior to January 1, 2005, the Plan was known as the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. This description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan document’s terms govern if there are any conflicts with this description.

(a)         General

The Plan is a defined contribution plan established by SVB Financial Group (the “Company”) on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (“ESOP”). The Company also established the Silicon Valley Bank Retirement Plans Master Trust (the “Master Trust”) which held the assets of the Plan along with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”) until December 31, 2002. The assets of the Master Trust were held by Fidelity Management Trust Company (“Fidelity”). Effective December 31, 2002, the MPP was frozen and MPP assets were transferred to individual participant account balances in the Plan. Participants continue to vest at 20% per year in their MPP account until fully vested. The Company no longer will make any future contributions toward the MPP. Because all MPP assets were transferred into the Plan, the Master Trust was no longer required and was terminated.

The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

On May 31, 2005, Silicon Valley Bancshares, the parent holding company of Silicon Valley Bank, announced that it had changed its name to SVB Financial Group, and referred to as SVB Financial Group in this report.

 (b)        Administration of Plan

The Company is the administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. The Company has appointed Fidelity to act as trustee and custodian and Fidelity Institutional Retirement Services to act as recordkeeper of the Plan.

 (c)        Eligibility

Eligible employees of the Company are eligible to become Plan participants on the first day of hire. To be eligible, an employee must, among other requirements, be age 18 or above and an employee of the Company or any of its affiliates.

(d)         Contributions

Participants may contribute up to 75% of their pre-tax compensation, up to the maximum of the Internal Revenue Service (“IRS”) annual 401(k) contribution limits, or $14,000 in 2005. Participants who have attained age 50 before the close of the Plan year may also make “catch up” contributions as provided in IRS Code Section 414(v). In 2005, the IRS allowed a maximum “catch up” contribution of $4,000. Upon approval by the Plan administrator, participants may also contribute amounts representing distributions (rollover contributions) from other qualified defined benefit or defined contribution pension plans.

The Company shall make matching 401(k) contributions as defined in the Plan. The Company matches up to the first 5% of pre-tax compensation that each participant contributes which vests immediately. The Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to defer greater than 5% of compensation throughout the Plan year receive the maximum matching contribution. For additional information on true up matching contributions, see Note 8 — Subsequent Events.

Discretionary ESOP contributions and discretionary profit sharing contributions in cash made by the Company to the Plan are allocated among the Plan participants based upon each participant’s eligible cash compensation (collectively, “Pay”). Such discretionary ESOP contributions, which are based on Company performance, may range between 0% to 10% of Pay. For 2005, the Company made a discretionary ESOP contribution of approximately 6.4%, which was approved and made in the form of cash in 2006. The cash contributions were deposited into the participants’ profit sharing accounts in February 2006. These contributions were made to eligible participants who were employed as of the end of the Plan year or whose employment terminated during the year by reason of retirement, death or disability.

Effective January 1, 2005, the Plan was amended to give the Compensation Committee of SVB Financial Group the authority to decide for each Plan year whether ESOP contributions would be made in the form of SVB Financial Group Common Stock or cash. A Profit Sharing component with the same investment alternatives as those available in the 401(k) component was added to the Plan to allocate the discretionary cash contributions made by the Company to the participants (Profit Sharing Contributions). Investments of such contributions are determined by the participants. The annual amounts of such discretionary Profit Sharing Contributions are subject to the determination by the Company, and contributions are made to all eligible individuals who are employed by the Company on the last day of the fiscal year.

(e)         Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) the Company’s contributions and (ii) Plan earnings.  Allocations of the Company’s contributions are based on participant contribution allocations, as defined in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.

(f)          Vesting

Plan participants are immediately vested in their contributions and Company 401(k) matching contributions plus actual earnings thereon. Vesting in the MPP accounts, and discretionary ESOP Contributions and Profit Sharing Contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

Vested
Years of Service	Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

In addition, a participant’s Plan account becomes fully vested upon attaining normal retirement age of 62 while employed by the Company or any of its affiliates, upon termination without cause by the Company due to a reduction in force, upon death or disability, or upon a covered termination following a change in control as defined in the Plan.

(g)         Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used first to restore previously forfeited amounts of rehired participants’ accounts and are then used to pay administrative expenses and to reduce future Company contributions to the Plan. Forfeited nonvested accounts totaled $684,185 and $755,971 at December 31, 2005 and 2004, respectively. During 2005, Company contributions to the Plan were reduced by $283,170 from forfeited nonvested accounts, and administrative expenses totaling $179,720 were paid from the forfeited nonvested accounts.

(h)         Investment Options

Participants may direct the investment of their Plan assets in any of the Plan’s investment options.

Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the SVB Financial Group Common Stock Fund are limited to 25% of the amount available for each participant to direct. Earnings or losses on these investments are applied to participants’ accounts as of the end of each day. Participants may change their investment elections under the Plan at any time.

(i)         Participant Loans

Participants may borrow from the total of their vested account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan. Loan transactions are treated as transfers between the investment funds and the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator which provides a return commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates for loans outstanding at December 31, 2005 range from 4.00% to 10.50% and mature from January 31, 2006 to July 30, 2020. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan repayments directly to Fidelity as long as they continue to have an account balance.

(j)          Payment of Benefits

On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account. Participants may also elect to be paid in annual installments or in the form of an annuity. If an account balance is $5,000 or more, participants may leave their assets in the Plan until the participant elects a form of distribution. Beginning in 2005, the Company rolled over participant account balances between $1,000 and $5,000 to Individual Retirement Accounts unless directed otherwise by the terminated participant, in compliance with regulations provided by the Department of Labor effective March 28, 2005. If the account balance is less than $1,000, a distribution payment will be made as a lump sum upon termination.

(2)	Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with U.S. generally accepted accounting principles.

(a)         Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)         Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)         Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan. The Plan paid record keeping and trustee fees for the year ended December 31, 2005.

(d)         Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The SVB Financial Group Common Stock is valued based on its quoted market price. Participant loans, money market funds and interest bearing cash are carried at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

(e)         Payments of Benefits

Benefits are recorded when paid.

(f)          Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)	Investments

The following table represents the fair value of investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the year ended December 31, 2005 and 2004:

	2005	2004
Mutual funds:
Spartan US Equity Index Fund	$18,406,748	$14,914,382
Fidelity Blue Chip Fund	9,042,310	7,043,038
Fidelity Diversified International Fund	8,528,047	4,046,317
Fidelity Equity Income Fund	6,739,268	3,924,275
Other	26,076,289	16,370,847
Total mutual funds	68,792,662	46,298,859

Common stock:
SVB Financial Group Common Stock	43,104,276	51,964,891

Money Market Fund:
Fidelity Retirement Money Market Fund	9,505,701	6,390,066
Interest bearing cash	878,378	973,571
Participant loans	2,068,195	1,633,835
Total Investments	$124,349,212	$107,261,222

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,427,837 as summarized below:

2005
Net appreciation in fair value of investments:
Mutual Funds	$2,820,560
Common Stock	2,607,277
Total	$5,427,837

As of December 31, 2005 and 2004, the Plan owned 920,245 and 1,159,413 shares of SVB Financial Group common stock with a cost basis of $14,699,387 and $16,792,372 and a fair market value of $43,104,276 and $51,964,891, respectively.

Effective January 1, 2005, the Company amended the Plan to eliminate the current age 55 diversification requirement allowing participants to diversify out of their holding of SVB Financial Group Common Stock (“the Stock Fund”) at any age and invest the proceeds in any investment alternatives available under the 401(k) component of the Plan, therefore making the Stock Fund participant directed. Prior to that time, the Stock Fund was comprised of $8,067,136 and $44,822,375 of participant directed and non-participant directed investments, respectively at December 31, 2004.

At December 31, 2005 and 2004, the Plan’s investment in the SVB Financial Group Common Stock Fund includes the following underlying assets:

	2005	2004
SVB Financial Group Common Stock	$43,104,276	$51,964,891
Interest bearing cash	878,378	973,571
Accrued income	2,711	1,506
Pending trades	(22,156)	(50,457)
SVB Financial Group Common Stock Fund	$43,963,209	$52,889,511

 (4)        Related Party Transactions

The Company is the Plan administrator, as defined in the Plan, and the Company believes that all SVB Financial Group Common Stock transactions involving the Plan qualify as exempt party-in-interest transactions. Investments are managed by Fidelity, the Plan trustee and custodian, as defined in the Plan, and the Company believes that these transactions also qualify as exempt party-in-interest transactions.

(5)         Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and consistent with the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match, ESOP and MPP accounts.

(6)         Tax Status

The Plan has been amended since receiving a favorable determination on the Plan from the Internal Revenue Service (IRS), wherein the IRS informed the Company, by a letter dated November 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC of 1986 as amended. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(7)         Concentration of Investments

The Plan’s investment in shares of the SVB Financial Group Common Stock represents approximately 33% and 46% of total Plan assets as of December 31, 2005 and 2004, respectively.

SVB Financial Group is a bank holding company and a financial holding company whose principal subsidiary is the Company, which is a California-chartered bank with headquarters in Santa Clara, California. The Company has 13 offices throughout California and operates 27 regional offices in other states, including Arizona, Colorado, Georgia, Illinois, Massachusetts, Minnesota, New York, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington. SVB Financial Group has three foreign offices located in Shanghai, China; London, England and Bangalore, India.

(8)         Subsequent Events

The Company amended the Plan provision for additional Company Match Contributions for Plan years beginning on and after January 1, 2006. The Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to defer greater than 5% of compensation throughout the Plan year receive the maximum matching contribution. Under the amendment, a participant must be actively employed by the Company on the last business day of the Plan year, have retired from the Company during the Plan year, or have terminated during the Plan year due to death or disability in order to receive a true up matching contribution.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i-Schedule of Assets  (Held at End of Year)

EIN:  94-2875288, Plan # 001

December 31, 2005

(a) Issuer (b)		Description of investment (c)	Cost (d)	Current value (e)
Mutual Funds:
*	Fidelity	Equity Income Fund (127,686 shares)	$—	$6,739,268
*	Fidelity	Government Income Fund (416,300 shares)	—	4,212,951
*	Fidelity	Blue Chip Fund (209,507 shares)	—	9,042,310
*	Fidelity	Diversified International Fund (262,079 shares)	—	8,528,047
*	Fidelity	Mid-Cap Stock Fund (183,395 shares)	—	4,872,814
*	Fidelity	Freedom Income Fund (60,323 shares)	—	685,872
*	Fidelity	Freedom 2000 Fund (9,746 shares)	—	118,995
*	Fidelity	Freedom 2005 Fund (4 shares)	—	46
*	Fidelity	Freedom 2010 Fund (149,052 shares)	—	2,094,177
*	Fidelity	Freedom 2015 Fund (23,925 shares)	—	276,333
*	Fidelity	Freedom 2020 Fund (172,755 shares)	—	2,541,230
*	Fidelity	Freedom 2025 Fund (35,930 shares)	—	429,724
*	Fidelity	Freedom 2030 Fund (156,833 shares)	—	2,355,639
*	Fidelity	Freedom 2035 Fund (13,062 shares)	—	159,743
*	Fidelity	Freedom 2040 Fund (116,528 shares)	—	1,028,939
	Spartan	US Equity Index Fund (416,819 shares)	—	18,406,748
	PIMCO	Low Dur ADM (60,431 shares)	—	603,703
	AM Cent	SM Comp Inv (180,201 shares)	—	1,762,364
	Franklin	Small MidCap Growth A Fund (40,424 shares)	—	1,524,785
	WFA	Small Cap Value Z Fund (112,992 shares)	—	3,408,974
		Total Mutual Funds	—	68,792,662

		Common Stock:
*	SVB Financial Group	SVB Financial Group (920,245 shares)	14,699,387	43,104,276

		Money Market Funds:
*	Fidelity	Fidelity Retirement Money Market Fund (9,505,701 shares)	—	9,505,701

*	Fidelity	Interest bearing cash — Interest rate of 3.13%	878,378	878,378

		Participant loans:
*	Participant	234 loans with interest ranging from 4.00% to 10.50% and maturity dates range from January 31, 2006 to July 30, 2020	—	2,068,195
		Total Investment	$15,577,765	$124,349,212

* Denotes party-in-interest to the Plan

 See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 23, 2006	/s/ John Jenkins-Stark
John Jenkins-Stark
Chief Financial Officer